UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release issued by Nordic American Tankers Limited dated November 1, 2013 announcing the establishment of Nordic American Offshore Ltd., a new offshore supply vessel company.

Nordic American Tankers (NYSE:NAT) to create a new offshore supply vessel company, Nordic American Offshore Ltd. (NAO) with NAT as Manager. NAT will be operated as before.

Hamilton, Bermuda, November 1, 2013

Nordic American Tankers (NAT) announced today that it is coordinating the establishment of Nordic American Offshore Ltd. (NAO), a new company that plans to purchase, on certain conditions, six platform supply vessels (PSVs).  These ships were built in 2012 and 2013 by the Ulstein Group in Norway. The strategy of NAO is expected to be essentially the same as for NAT with dividend as an important element.

Nordic American Offshore is expected to undertake a private equity placement to finance at least 80% of the acquisition price of these vessels. 20% or less of the cost is expected to be financed via debt.

NAT and Ulstein Shipping AS will participate in the private placement with 15%/20% and 5% respectively. The NAT investment is planned to be about $50 million.

The establishment of Nordic American Offshore and the NAT investment in the new company do not in any way constitute a departure from NAT's commitment to a homogenous Suezmax tanker fleet. There will be no change as to how NAT operates its business, including how it determines quarterly dividends from its fleet of Suezmax tankers. Nordic American Offshore will seek listing on the New York Stock Exchange as soon as possible.

Because of the investment in NAO and as Manager of Nordic American Offshore, the objective for Nordic American Tankers is to pay a higher dividend to NAT shareholders than otherwise would be the case.  The new company will have existing contracts in place for several of these vessels and spot charters for the remainder.  As with NAT, NAO can be expected to operate on a cash break-even basis that is highly competitive within the industry.

"The establishment of Nordic American Offshore with a capital contribution from NAT is a move with the objective to increase the dividend payments to shareholders of Nordic American Tankers,'' said NAT Chairman and CEO Herbjørn Hansson. "We have significant expertise in the offshore sector, and we think this new offshore business venture will help maximize total return to NAT shareholders. We wish to extract cost synergies and to leverage the NAT customer relationship in the energy business. Our presence in the US capital market will also help us to achieve our objectives for this new project."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Jacob Ellefsen,
Manager, Investor Relations and Research, Monaco
Nordic American Tankers Limited
Tel: + 377 93 25 89 07 or + 33 678 631 959

Rolf Amundsen, Advisor, Norway
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Turid M. Sørensen, EVP & CFO, Norway
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 57 29 27

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: November 4, 2013	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, Chief Executive Officer and President